November 29, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Alyssa Wall / Mr. Dietrich King

Re:	VCI Global Limited
Registration Statement on Form F-1 Submitted November 1, 2022
File No. 333-268109

Dear Ms. Wall and Mr. King:

On behalf of VCI Global Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of November 21, 2022 with respect to the Company’s Registration Statement on Form F-1 (the “Form F-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Form F-1/A (the “Form F-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form F-1

Summary Consolidated Financial and Other Data, page 15

1. We note that the balances for Trade and other payables and Retained earnings for the six months ended June 30, 2022 presented here does not appear to be consistent with the corresponding balances in the Unaudited Interim Condensed Consolidated Statements of Financial Position as of June 30, 2022 on Page F-3. Please clarify or revise.

The Company has revised the balances for Trade and other payables from RM1,942,801 to RM1,606,801, Total current liabilities from RM11,502,211 to RM11,166,211, Total liabilities from RM19,981,239 to RM19,645,239, Retained earnings from RM22,350,328 to RM22,686,328, Attributable to equity owners of the Company from RM31,718,365 to RM32,054,365 and Total equity from RM31,542,128 to RM31,878,128 for the six months ended June 30, 2022 on Summary Consolidated Financial and Other Data, page 15 to be consistent with the corresponding balances in the Unaudited Interim Condensed Consolidated Statements of Financial Positions as of June 30, 2022 on Page F-3.

2. We note that in the selected consolidated statements of financial position data, it appears the column labeled 30 June 2021 (RM), includes the same amounts as the column labeled 31 December 2021 (RM). Please clarify or revise.

The Company has removed the column labelled 30 June 2021 (RM) as it is redundant. The column labelled 31 December 2021 (RM) is sufficient for the presentation and the understanding of the Group’s Balance Sheet, together with June 30, 2022.

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General

3. In your response letter dated September 29, 2022, in response to comment 2, you provided a table with an “unconsolidated” calculation in an attempt to provide the requested section 3(a)(1)(C) of the Investment Company Act of 1940 (“1940 Act”) calculation information. However, the calculation of “Investment Securities as a percentage of Assets” for VCI Global Limited in the table excluded the ownership of V Cap (as defined in the response). Please restate the calculation to reflect the percentage of investment securities exactly as section 3(a)(1)(C) requires.

As discussed with the Staff telephonically on November 22, 2022, the Company’s ownership of V Capital Kronos Berhad (“V Cap”) was not included in its calculation of the percentage of investment securities because the Company believes that the exceptions to “investment securities” contained in Section 3(a)(2)(C) of the Investment Company Act of 1940 (the “40 Act”) applies to the Company’s ownership of V Cap. V Cap is a wholly owned subsidiary of the Company and the Company believes that it meets the criteria set forth In the Matter of the Tonopah Mining Company of Nevada (SEC Release July 21, 1947) for primarily being engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities and therefore it is not an investment company pursuant to Section 3(b)(1) of the 40 Act V . The Company believes that V Cap qualifies for the exemption under Section 3(b)(1) because (i) substantially all of the Company’s revenues are from consulting fees; (ii) the Company was formed as a business consultancy firm and later expanded its offerings of consultancy services and has not received any revenue or incurred a loss from any investment securities (other than a gain of $350,635.47 on the sale of DFA Robotics in October of 2022)1 or sought to purchase investment securities that were not issued by consulting clients; (iii) the Company was formed as a consulting firm and has always held itself out to be a consulting firm and not an investment company; (iv) the Company’s officers and directors mainly come from consulting backgrounds and (v) although the value of the Company’s shares in TGL exceeds 40% of its assets (as was the case in Tonopah), the concentration of its TGL securities should not solely determine the nature of the investment. The Company believes that the rationale for its investment in TGL and the way in which it invested do not reflect investment return as being the motivating factor in the purchase of the TGL shares. The Company submits that V Cap invested in TGL because it has a close relationship with TGL (V Cap’s CEO is the Chairman of TGL) and believed that the TGL investment would foster even closer client relations with TGL. Additionally, V Cap purchased a 14.55% interest in TGL, making it an affiliate and responsible for Section 16 filings (investment companies typically do not purchase interests in companies that are more the 4.99% or at the most 9.99%). V Cap also signed a six-month lock-up agreement that ensured it could not sell any of its investment on or about the time of TGL’s initial public offering, which would have made positive returns on their TGL shares more than likely. For these reasons, the Company does not believe restating its calculation to reflect its ownership of V Cap as part of its investment securities is appropriate.

4. We note that footnote (1) to the table of V Cap subsidiaries in your response letter dated September 29, 2022 shows a breakdown of the itemized amounts in column (d) (“Each Non-Investment Security Asset”). However, in several of the breakdowns in footnote (1), there is an itemized line item for “Investment in wholly own subsidiaries”, which in some cases comprise a majority of the assets of such subsidiary’s itemized breakdown. There is no analysis of such “wholly own subsidiaries” or indication as to their status under the 1940 Act. Please explain in detail whether those subsidiaries are themselves investment companies as defined in section 3(a)(1) of the 1940 Act. For example, part (9) in footnote (1) indicates that “Elmu Education Group Sdn Bhd” has “Investment in wholly own subsidiaries” in the amount of $4,537,735.68. Please clarify whether such assets are considered investment securities under the 1940 Act and discuss your reasoning behind that determination.

The Company believes there may be a misunderstanding by the Staff of its intended meaning of the phrase “Investment in wholly owned subsidiaries.” This phrase was not intended to mean how much the applicable Company subsidiary paid for the subsidiaries it owns or reflect their market value, but rather the amount of capital contributions made by such Company subsidiary to its wholly-owned/majority owned subsidiary in connection with the establishment and operation of such wholly owned/ majority owned subsidiary.

To better reflect the above meaning, the term “Investments in wholly owned subsidiary” will be rephrased as “Capital in wholly owned/majority owned subsidiary” which is also the same as the accounting book value of such subsidiary as of June 30, 2022.

1 The investment in DFA Robotics was for $300,000 and the Company sold the investment for $650,635.47. DFA Robotics represented approximately 2.7% of the total assets (less cash and US government securities) of the Company and approximately 13% of the total asset (less cash and US government securities) V Capital Consulting Limited total assets on an unconsolidated basis.

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The six (6) companies listed below, including Elmu Education Group Sdn Bhd, are the VCI Global Limited entities that have “Capital in a “Wholly Owned/Majority Owned Subsidiary” that equals or exceeds 40% of its total assets (less US government securities and cash). None of these six companies have more than one subsidiary.

	Company	Wholly Owned/ Majority Owned Subsidiary	Capital In Wholly Owned/ Majority Owned Subsidiary	Total Assets of Company (Less Us Government Securities And Cash)	Securities as a Percentage % of Assets
1.	VCI Global Limited	V Capital Kronos Berhad	$1,456,663	$1,710,785	85%
2.	V Capital Advisory Sdn Bhd	VCIG Limited	$47,267.16	$113,296	41.7%
3.	V Capital Venture Sdn Bhd	Accuventures Sdn Bhd	$113,461	$232,140	48.9%
4.	Accuventures Sdn Bhd	Credilab Sdn Bhd	$453,772	$453,806	99.9%
5.	AB Management and Consultancy Sdn Bhd	Elmu Educational Group Sdn Bhd	$15,882	$15,882	100%
6.	Elmu Educational Group Sdn Bhd	Elmu Higher Education Sdn Bhd	$4,537,735	$4,879,852	93%

The Company also emphasizes that none of the companies listed above directly own any investment securities (other than the Company, which directly owns a 5% interest in Zero Carbon Farm Ltd and this ownership constitutes less than 1% of the Company total assets (less cash and US government securities)) and they are all (as are all of the VCI Global Limited entities) primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities and therefore do not fall under the definition of “investment company” under the 1940 Act.

The table below sets forth the principal business activities of all of the VCI Global Limited entities.

COMPANY	PRINCIPAL ACTIVITIES
VCI Global Limited	Holding company
V Capital Kronos Berhad	Holding company
V Capital Venture Sdn Bhd	Provision of corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognised stock exchanges and fintech advisory
V Capital Advisory Sdn Bhd	Provision of corporate and business advisory in relation to corporate listing exercise, equity investment, corporate restructuring, merger and acquisition and corporate finance
V Capital Quantum Sdn Bhd	Provision of information technology development, business consultancy services and holding company
V Capital Consulting Limited	Provision of corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognised stock exchanges, and fintech advisory
V Galactech Sdn Bhd	Provision of technology consultancy, artificial intelligence solution, information technology solution and development, computer software programming, sales and marketing of applications and software
Imej Jiwa Communication Sdn Bhd	Provision of investor relation consultation services.
AB Management and Consultancy Sdn Bhd	Holding company
Elmu Education Group Sdn Bhd	Education and training services
Elmu V Sdn Bhd	Education and training services
Accuventures Sdn Bhd	Provision of technology development, computer software programming and holding company.
Credilab Sdn Bhd	Carry on licensed money lending activities, consulting, information technology development, and computer software programming
V Capital Real Estate Sdn Bhd	Dormant
V Capital Robotics Sdn Bhd	Dormant
TGI V Sdn Bhd	Dormant
VCIG Limited	Dormant
VC Acquisition Limited	Dormant
VC Acquisition II Limited	Dormant
Elmu Higher Education Sdn Bhd	Dormant

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5. We note there is a corporate structure chart on page 5 of the Form F-1 filed November 1, 2022. Please supplementally provide a legible corporate structure chart of VCI Global Limited and its indirect and direct subsidiaries, including the ones listed on page 5 as well as the other indirect and direct subsidiaries referenced in your response letter dated September 29, 2022. Please include in such chart the parent’s percentage ownership of each of the subsidiaries and an indication on such chart as to whether each direct or indirect subsidiary is a good or bad asset for purposes of the 1940 Act analysis.

As requested by the Staff, the Company has revised the corporate structure chart and the percentage of ownership of VCI Global Limited and its indirect and direct subsidiaries on pages 5 and 62 of the Form F-1/A. The Company does not believe any of the Company’s direct or indirect subsidiaries are “investment securities” as defined in Section 3(a)(2) of the 1940 Act and has included a statement to that effect on pages 5 and 62 of the Form F-1/A.

6. In your response letter dated November 1, 2022, you note that “[in] the future, the Company intends to dispose of a portion of its investment in TGL and will not make any further minority investments until the Company’s current investments are below the 40% threshold set forth in Section 3(a)(1)(C) of the Investment Company Act of 1940.” Please describe what the intended timeline is for such divestment, and include such disclosure in the prospectus summary and the business and management's discussion and analysis sections of the prospectus.

V Cap signed a six month lock-up agreement with the underwriter in the TGL initial public offering that prevents V Cap from transferring any of its TGL shares until February 7, 2023 (the “Lock-up Expiration Date”). The Company intends to make the above referenced divestment immediately after the Lock-up Expiration Date. The Company has made such disclosures on page 7 in the “Prospectus Summary,” on page 64 of the “Business” section and on page 40 in the “Management’s Discussion and Analysis” section of the prospectus.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Jeffrey P. Wofford
Jeffrey P. Wofford, Esq.
Carmel, Milazzo & Feil LLP

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